Filed Pursuant to Rule 424(b)(5)
Registration No. 333-167953

Prospectus

BGC PARTNERS, INC.

3,494,891 Shares of Class A Common Stock

This prospectus relates to 3,433,074 shares of Class A common stock, par value $0.01 per share, which we refer to as our “Class A common stock,” of BGC Partners, Inc., which we refer to as “BGC Partners,” “we,” “us,” “our,” or the “Company,” that have been or are scheduled to be distributed pursuant to distribution rights that were granted by Cantor Fitzgerald, L.P., which we refer to as “Cantor,” on April 1, 2008 to certain current and former Cantor partners in connection with the separation of the BGC business from Cantor and the merger of BGC Partners, LLC with eSpeed, Inc. Of these 3,433,074 distribution rights shares, 2,175,626 shares were distributed by Cantor to partners on September 29, 2010, and the remaining 1,257,448 shares are scheduled to be distributed by Cantor to partners in the future. The 2,175,626 shares already distributed by Cantor may be offered and sold through this prospectus by such distributee partners, and the 1,257,448 shares remaining to be distributed by Cantor may be offered and sold through this prospectus by either Cantor at the direction and for the account of the partners holding the related distribution rights, or by such partners as distributees of the shares from Cantor, and, in all such cases, the partners’ respective pledgees, donees, transferees or other successors in interest, which we refer to collectively as the “Individual Selling Stockholders.”

This prospectus also relates to 61,817 shares of Class A common stock donated by Cantor on August 16, 2010 to the Cantor Fitzgerald Relief Fund, a charitable organization, and/or by its pledgees, donees, transferees or other successors in interest, which we refer to collectively as the “Relief Fund,” that may be offered and sold through this prospectus by the Relief Fund. References in this prospectus to the “Selling Stockholders” include Cantor, the Individual Selling Stockholders and the Relief Fund.

The primary purpose of this prospectus is to meet the expectations of the Individual Selling Stockholders that they will receive registered distribution rights shares pursuant to the distribution rights granted to them by Cantor on April 1, 2008. Although nominally listed as a Selling Stockholder, Cantor will not be selling any shares for its own account through this prospectus. An additional purpose of this prospectus is to enable the Relief Fund to offer and sell through this prospectus 61,817 shares of Class A common stock donated to it by Cantor on August 16, 2010. Through this prospectus, the Selling Stockholders may offer the shares of our Class A common stock from time to time and sell shares in amounts, at prices and on terms to be determined at the time of the offering. The Selling Stockholders may sell the shares to or through one or more underwriters, dealers or agents or directly to purchasers on a delayed or continuous basis.

We do not expect to receive any of the proceeds from the sale of shares of our Class A common stock by the Selling Stockholders. The Individual Selling Stockholders who are current or former partners of Cantor will be expected to use the proceeds from such sales to repay any outstanding loans to, or credit enhanced by, Cantor before receipt of any net proceeds.

We have agreed to pay all expenses in connection with the sale of shares of Class A common stock by the Selling Stockholders through this prospectus. The Selling Stockholders will pay any underwriting discounts, commissions and transfer taxes applicable to the shares of Class A common stock sold by them through this prospectus.

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” On October 11, 2010, the last reported sale price of our Class A common stock was $6.59 per share.

An investment in shares of our Class A common stock involves risks. See the “Risk Factors” sections beginning on page 33 of our Annual Report on Form 10-K for the year ended December 31, 2009, page 56 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and page 52 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, each as filed with the Securities and Exchange Commission, which we refer to as the “SEC,” and any updates to those risk factors or new risk factors contained in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any applicable prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 12, 2010.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement and the information incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of shares of our Class A common stock in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement, or any documents incorporated by reference into this prospectus and any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus, any applicable prospectus supplement, and the information incorporated by reference into this prospectus and any applicable prospectus supplement, our business, financial condition, liquidity, results of operations, cash flow and prospects might have changed.

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ABOUT THIS PROSPECTUS

When the prospectus is delivered to any investor in an offering described above, the investor will be informed of that fact in the confirmation of sale or in a prospectus supplement.

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, the Selling Stockholders may sell shares of our Class A common stock as described in this prospectus in one or more offerings. Any prospectus supplement may add, update, substitute or change the information contained in this prospectus, including the identities of Individual Selling Stockholders and the number of shares registered on their behalf. To the extent required, the information in this prospectus, including financial information, will be updated at the time of each offering. You should read carefully both this prospectus and any applicable prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement that we filed with the SEC. For further information about us or the shares of our Class A common stock offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein or in documents incorporated by reference that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to:

•	pricing and commissions and market position with respect to any of our products and services and those of our competitors;

•	the effect of industry concentration and reorganization, reduction of customers and consolidation;

•	liquidity, clearing capital requirements and the impact of credit market events;

•	market conditions, including trading volume and volatility, and deterioration of the equity and debt capital markets;

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our relationship with Cantor and its affiliates, including Cantor Fitzgerald & Co., which we refer to as “CF&Co.,” any related conflicts of interest, competition for and retention of brokers and other managers and key employees, support for liquidity and capital and other relationships, including Cantor’s holding of our convertible notes, CF&Co.’s acting as our sales agent under our controlled equity or other offerings and CF&Co.’s acting as financial advisor in connection with one or more business combination or other transactions;

•	economic or geopolitical conditions or uncertainties;

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extensive regulation of our businesses, changes in regulations relating to the financial services industry, and risks relating to compliance matters, including regulatory examinations, investigations and enforcement actions;

•	factors related to specific transactions or series of transactions, including credit, performance and unmatched principal risk, counterparty failure, and the impact of fraud and unauthorized trading;

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costs and expenses of developing, maintaining and protecting our intellectual property, including judgments or settlements paid or received in connection with intellectual property, as well as employment and other litigation and their related costs;

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certain financial risks, including the possibility of future losses and negative cash flow from operations, potential liquidity and other risks relating to our ability to obtain financing or refinancing of existing debt on terms acceptable to us, if at all, and risks of the resulting leverage, including potentially causing a reduction in our credit ratings and/or the associated outlook given by the rating agencies to those credit ratings, as well as interest and currency rate fluctuations;

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our ability to enter new markets or develop new products, trading desks, marketplaces or services and to induce customers to use these products, trading desks, marketplaces or services and to secure and maintain market share;

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our ability to enter into marketing and strategic alliances and business combination or other transactions, including acquisitions, dispositions, reorganizations, partnering opportunities and joint ventures, and the integration of any completed transactions;

•	our ability to hire new personnel;

•	our ability to expand the use of technology for hybrid and fully electronic trading;

•	our ability to effectively manage any growth that may be achieved;

•	our ability to identify and remediate any material weaknesses in our internal controls that could affect our ability to prepare financial statements and reports in a timely manner;

•	the effectiveness of our risk management policies and procedures, and the impact of unexpected market moves and similar events;

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the prices at which shares of our Class A common stock are sold in one or more of our controlled equity or other offerings, including in business combination or other transactions, which prices may vary significantly, with purchasers of such shares, as well as our existing stockholders, suffering significant dilution if the price that they paid for their shares is higher than the price paid by other purchasers of our shares in such offerings;

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our ability to meet expectations with respect to payments of dividends and distributions and repurchases of shares of our Class A common stock and purchases of BGC Holdings, L.P., which we refer to as “BGC Holdings,” limited partnership units or other equity interests in our subsidiaries, including from Cantor, our executive officers, other employees, partners, and others, and the net proceeds to be realized by us from offerings of our shares of Class A common stock; and

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the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, each as filed with the SEC, and any updates to those risk factors or new risk factors contained in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein.

The foregoing risks and uncertainties, as well as those risks referred to under the heading “Risk Factors” and those incorporated by reference herein, may cause actual results to differ materially from the forward-looking statements. The information included herein is given as of the date of this prospectus, and future events or circumstances could differ significantly from these forward-looking statements. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CERTAIN DEFINED TERMS

Unless we otherwise indicate or unless the context otherwise requires, any reference in this prospectus to:

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“BGC business” refers, prior to the merger, to the business Cantor contributed to BGC Partners and the OpCos pursuant to the separation agreement, which includes the business of BGC Financial Group, Inc. (formerly known as Maxcor Financial Group Inc.), which we refer to as “Maxcor,” including its Euro Brokers subsidiaries, the business of ETC Pollak SAS, which we refer to as “ETC Pollak,” the business of Aurel Leven Securities, which we refer to as “Aurel Leven,” the business of AS Menkul Kiymetler A.S., which we refer to as “AS Menkul,” the business of Radix Energy (Singapore) Pte Ltd, which we refer to as “Radix,” Cantor’s interests in Freedom International Holdings, L.P. (which holds an interest in Freedom International Brokerage L.P., which we refer to as “Freedom International Brokerage”), the emerging markets equity derivatives business of Marex Financial Limited, which we refer to as “Marex Financial,” Cantor’s North American fully electronic trading revenue business and the other inter-dealer brokerage, electronic brokerage services and market data businesses historically operated by Cantor, that Cantor contributed to BGC Partners and the OpCos pursuant to the separation agreement; and from and after the merger, the previously described businesses and the eSpeed businesses. Cantor continues to hold its equity capital markets, debt capital markets, investment banking and gaming businesses, its interests in BGC Partners and BGC Holdings, certain greenhouse gas, energy, environmental and emission allowances businesses, the equity derivatives inter-dealer brokerage business of the Equities Division of Cantor and certain other businesses;

•	“BGC Division” refers to the BGC business prior to the merger, not including Cantor’s North American fully electronic trading revenue business;

•	“BGC Global” refers to BGC Global Holdings, L.P., which holds the non-U.S. BGC business;

•	“BGC Holdings” refers to BGC Holdings, L.P.;

•	“BGC Partners” refers to BGC Partners, Inc.;

•	“BGC Partners OldCo” refers to BGC Partners, LLC (formerly known as BGC Partners, Inc.) before the merger;

•	“BGC U.S.” refers to BGC Partners, L.P., which holds the U.S. BGC business;

•	“Cantor” or the “Cantor group” refers to Cantor Fitzgerald, L.P., its managing general partner and its subsidiaries other than BGC Partners;

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“Cantor’s North American fully electronic trading revenue business” or “fulfillment revenue” refers to Cantor’s right, prior to the merger, to receive 35% of all of eSpeed’s gross North American fully electronic trading revenues. eSpeed recognized the remaining 65% in its financial statements as “Fully electronic transactions with related parties.” In its capacity as a fulfillment service provider, Cantor processed and settled transactions and, as such, collected and paid the funds necessary to clear transactions with the counterparty. This former arrangement was covered under the Amended and Restated Joint Services Agreement, dated as of October 1, 2005, as amended, which we also refer to as the “JSA”;

•	“Cantor units” refers to exchangeable limited partnership interests in BGC Holdings held by Cantor;

•	“CFGM” refers to CF Group Management Group, Inc., the managing general partner of Cantor;

•	“Class A common stock” refers to BGC Partners Class A common stock, par value $0.01 per share;

•	“Class B common stock” refers to BGC Partners Class B common stock, par value $0.01 per share;

•	“convertible notes” refers to the BGC Partners 8.75% Convertible Senior Notes due 2015;

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•	“distribution rights” refers to the obligation of Cantor to distribute to certain current and former partners of Cantor shares of Class A common stock;

•	“distribution rights shares” refers to shares of Class A common stock distributed or to be distributed by Cantor pursuant to distribution rights;

•	“eSpeed” refers to eSpeed, Inc.;

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“founding partner interests” refers to certain partnership interests of BGC Holdings that Cantor issued to founding partners in the mandatory redemption of interests in Cantor in connection with the separation;

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“founding partners” or “BGC Holdings founding partners” refers to the individuals who became limited partners of BGC Holdings in the mandatory redemption of interests in Cantor in connection with the separation and who provide services to BGC Partners (provided that members of the Cantor group and Howard W. Lutnick (including any entity directly or indirectly controlled by Mr. Lutnick or any trust with respect to which he is a grantor, trustee or beneficiary) are not founding partners);

•	“founding/working partners” refers to founding partners and/or working partners;

•	“June 2010 sales agreement” refers to the controlled equity offeringSM sales agreement, dated June 2, 2010, between BGC Partners and CF&Co.;

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“merger” refers to the merger of BGC Partners OldCo with and into eSpeed on April 1, 2008 pursuant to the Agreement and Plan of Merger, dated as of May 29, 2007, as amended as of November 5, 2007 and February 1, 2008, by and among eSpeed, BGC Partners OldCo, Cantor, BGC U.S., BGC Global and BGC Holdings;

•	“limited partnership interests” refers to founding/working partner units, limited partnership units and Cantor units, collectively;

•	“limited partnership units” refers to REUs, RPUs, PSUs and PSIs, collectively;

•	“OpCos” refers to BGC U.S. and BGC Global, collectively;

•	“PSIs” refers to certain working partner interests of BGC Holdings issued to certain employees of BGC Partners and other persons who provide services to BGC Partners;

•	“PSUs” refers to certain working partner interests of BGC Holdings issued to certain employees of BGC Partners and other persons who provide services to BGC Partners;

•	“Relief Fund” refers to the Cantor Fitzgerald Relief Fund, a charitable organization;

•	“REUs” refers to certain partnership interests of BGC Holdings issued to certain employees of BGC Partners and other persons;

•	“RPUs” refers to certain partnership interests of BGC Holdings issued to certain employees of BGC Partners and other persons;

•	“RSUs” refers to BGC Partners’ unvested restricted stock units issued to certain employees of BGC Partners and other persons who provide services to BGC Partners;

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“separation” refers to the separation, by Cantor, of the BGC business from the remainder of the Cantor group’s businesses on March 31, 2008 pursuant to the separation agreement dated as of March 31, 2008;

•	“September 2010 sales agreement” refers to the controlled equity offeringSM sales agreement, dated September 3, 2010, between BGC Partners and CF&Co.;

•	“working partner interests” refers to certain partnership interests of BGC Holdings issued to working partners; and

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“working partners” refers to holders of working partner units, the individuals who become limited partners of BGC Holdings from time to time after the separation and the merger and who provide services to BGC Partners.

SUMMARY

This summary highlights selected information from this prospectus, but may not contain all information that may be important to you. The following summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. For a more complete understanding of the terms of our Class A common stock, and before making your investment decision, you should carefully read this entire prospectus, any applicable prospectus supplement, and the documents referred to in “Where You Can Find More Information” and “Documents Incorporated by Reference.” See the “Certain Defined Terms” section beginning on page v of this prospectus for the definition of certain terms used in this prospectus.

When we use the words “BGC Partners,” the “Company,” “we,” “us,” and “our,” we are referring to BGC Partners, Inc. and its consolidated subsidiaries.

Our Company

We are a leading global financial intermediary to the financial markets specializing in the brokering of a broad range of financial products globally, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commodities, futures, structured products and other instruments. We also provide a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back office services, to a broad range of financial and non-financial institutions. Through our eSpeed and BGCantor Market Data brands, we also offer financial technology solutions, market data, and analytics related to select financial instruments and markets. Our customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments and investment firms. Our integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or, where available, fully electronic brokerage services in connection with transactions executed either OTC or through an exchange.

We have offices in New York and London, as well as in Beijing (representative office), Chicago, Copenhagen, Hong Kong, Istanbul, Johannesburg, Mexico City, Moscow, Nyon, Paris, Rio de Janeiro, Sao Paulo, Sarasota, Seoul, Singapore, Sydney, Tokyo and Toronto.

As of August 31, 2010, we had approximately 1,700 brokers and salespeople across more than 190 desks and products (more than triple the number we had in October 2004). In 2009, we processed approximately 15.7 million transactions, totaling almost $125 trillion notional on our hybrid and fully electronic platforms. During the first six months of 2010, we processed approximately 10.6 million transactions, totaling almost $90.8 trillion notional on our hybrid and fully electronic platforms.

Our Organizational Structure

On April 1, 2008, BGC Partners OldCo and eSpeed merged to form BGC Partners. Immediately prior to the merger, pursuant to a separation agreement, Cantor transferred certain assets and liabilities to BGC Partners OldCo and/or its subsidiaries.

We are a holding company and our business is operated through two operating partnerships: BGC U.S., which holds our U.S. businesses, and BGC Global, which holds our non-U.S. businesses. In connection with the separation, Maxcor was contributed to BGC Partners OldCo in exchange for BGC Partners OldCo units that became shares of our common stock in the merger, and the remainder of the BGC businesses were contributed to the OpCos in exchange for limited partnership interests in the OpCos. In connection with the merger, eSpeed contributed the eSpeed businesses to the OpCos in exchange for limited partnership interests in the OpCos.

The limited partnership interests of the OpCos are held by us and BGC Holdings, and the limited partnership interests of BGC Holdings are currently held by Cantor, the founding/working partners, and other partners, including the REU, RPU, PSU and PSI partners. We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of BGC Holdings, and serve as the general partner of BGC Holdings, which entitles us to control BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of BGC U.S. and BGC Global, all of which entitle BGC Holdings (and thereby us) to control each of BGC U.S. and BGC Global. BGC Holdings holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited.

The following diagram illustrates our ownership structure as of September 30, 2010. The following diagram does not reflect the various subsidiaries of us, BGC U.S., BGC Global, BGC Holdings or Cantor, or, to the extent applicable, outstanding RSUs.

*	Shares of our Class B common stock are convertible into shares of our Class A common stock at any time in the discretion of the holder on a one-for-one basis (subject to adjustment). Accordingly, if Cantor converted all of its Class B common stock into Class A common stock, Cantor would hold 29.3% of the voting power and the public stockholders would hold 70.7% of the voting power (and the indirect economic interests in each of BGC U.S. and BGC Global would remain unchanged). This diagram does not reflect Cantor’s economic interest in the convertible notes or the 21,689,924 shares of our Class A common stock acquirable by Cantor upon conversion thereof. If Cantor converted all of the convertible notes into shares of our Class A common stock, Cantor would hold 81.0% of the voting power and the public stockholders would hold 19.0% of the voting power (and its indirect economic interests in each of BGC U.S. and BGC Global would be 46.9%). Further, this diagram does not reflect (i) 294,090 shares of our Class A common stock remaining to be sold pursuant to the June 2010 sales agreement and (ii) 5,500,000 shares of our Class A common stock that may be sold pursuant to the September 2010 sales agreement. In addition, this diagram does not give effect to the request by the holders of approximately 830,000 limited partnership interests to exchange their units for an equal number of shares of our Class A common stock in connection with our partnership redemption and compensation restructuring program.

Executive Offices

Our executive offices are located at 499 Park Avenue, New York, New York 10022, while our international headquarters are at One Churchill Place in London, U.K. Our telephone number is (212) 610-2200. Our website is located at www.bgcpartners.com, and our email is info@bgcpartners.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

The Offering

Shares of our Class A common stock offered by the Selling Stockholders:	3,494,891 shares

Use of Proceeds:	We do not expect to receive any of the proceeds from the sale of shares of our Class A common stock by the Selling Stockholders. The Individual Selling Stockholders who are current or former partners of Cantor will be expected to use the proceeds from such sales to repay any outstanding loans to, or credit enhanced by, Cantor before receipt of any net proceeds.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should consider carefully the “Risk Factors” sections beginning on page 33 of our Annual Report on Form 10-K for the year ended December 31, 2009, page 56 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and page 52 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, each as filed with the SEC, and any updates to those risk factors or new risk factors contained in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein, as well as the other information included in this prospectus and any applicable prospectus supplement, before making an investment decision. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our Class A common stock. You could lose all or part of your investment.

USE OF PROCEEDS

We do not expect to receive any of the proceeds from the sale of shares of our Class A common stock by the Selling Stockholders. The Individual Selling Stockholders who are current or former partners of Cantor will be expected to use the proceeds from such sales to repay any outstanding loans to, or credit enhanced by, Cantor before receipt of any net proceeds.

DIVIDEND POLICY

Our board of directors has authorized a dividend policy which provides that we expect to pay not less than 75% of our “post-tax distributable earnings per fully diluted share” (defined below) as cash dividends to our common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our Class A common stock or purchase BGC Holdings units or other equity interests in our subsidiaries, including from Cantor, our executive officers, other employees, partners and others. We calculate our “post-tax distributable earnings” generally as our GAAP income (loss) from continuing operations before minority interest and income taxes and excluding certain non-cash compensation and other non-cash expenses, as well as non-cash undistributed income or non-cash losses from our equity investments, adjusted to assume that such earnings were taxed at the same effective tax rate as BGC Partners, Inc. (please see below for a more detailed definition of “post-tax distributable earnings”).

Our board of directors and our audit committee have authorized repurchases of our Class A common stock and purchases of BGC Holdings units or other equity interests in our subsidiaries as part of this policy, including those held by Cantor, our executive officers, other employees, partners and others, at the volume weighted-average price over various time periods, or at other negotiated prices, of such securities on the date on which such repurchase or purchase is made. As of September 30, 2010, we had approximately $97.5 million remaining under this authorization and may continue to actively make repurchases or purchases, or cease to make such repurchases or purchases, from time to time. We expect to pay such dividends, if and when declared by our board of directors, on a quarterly basis. The dividend to our common stockholders is expected to be calculated based on post-tax distributable earnings allocated to BGC Partners, Inc. and generated over the fiscal quarter ending prior to the record date for the dividend. No assurance can be made, however, that a dividend will be paid each quarter.

The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors. We are a holding company, with no direct operations, and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global. Our ability to pay dividends may also be limited by regulatory considerations as well as by covenants contained in future financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting, tax or other charges against net income may adversely affect our ability to pay dividends. While we intend to declare and pay dividends quarterly, there can be no assurance that our board of directors will declare dividends at all or on a regular basis or that the amount of our dividends will not change.

Any distributable earnings and other cash of BGC Partners, Inc. not used for dividends will generally be available for repurchases of Class A common stock, purchases of BGC Holdings units or purchases of other equity interests in our subsidiaries. If such repurchases or purchases are made, they will have the effect of reducing the total number of fully diluted shares outstanding, which results in each share of common stock of BGC Partners, Inc. and each partnership unit of BGC Holdings that remains outstanding being eligible to receive an increased share of the distributable earnings of BGC Partners, Inc. and may cause BGC Partners, Inc. to bear certain interest expenses.

Certain Definitions

“Revenues for distributable earnings,” “pre-tax distributable earnings” and “post-tax distributable earnings” are supplemental measures of operating performance which are used by our management to evaluate the financial performance of us and our subsidiaries. We believe that distributable earnings best reflects the operating earnings generated by the Company on a consolidated basis and are the earnings which management considers available for distribution to BGC Partners, Inc. and our common stockholders as well as to holders of BGC Holdings partnership units during any period. As compared with “income (loss) from continuing operations before income taxes,” “net income (loss) for fully diluted shares,” and “fully diluted earnings (loss) per share,” all prepared in accordance with GAAP, distributable earnings calculations exclude certain non-cash compensation and other expenses which generally do not involve the receipt or outlay of cash by us, which do not dilute existing stockholders, and which do not have economic consequences, as described below.

Revenues for distributable earnings are defined as GAAP revenues excluding the impact of BGC Partners, Inc.’s non-cash earnings or losses related to our equity investments, such as in Aqua Securities, L.P. and ELX Futures, L.P., and its holding company general partner, ELX Futures Holdings LLC.

Pre-tax distributable earnings are defined as GAAP income (loss) from continuing operations before income taxes excluding non-cash, non-dilutive, and non-economic items, including, for example:

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Non-cash stock-based equity compensation charges for REUs granted or issued prior to the merger of BGC Partners, Inc. with and into eSpeed, as well as post-merger non-cash, non-dilutive equity-based compensation related to partnership unit exchange or conversion;

•	Allocations of net income to founding/working partner and other units, including REUs, RPUs, PSUs and PSIs;

•	Non-cash asset impairment charges, if any.

Distributable earnings calculations also exclude charges related to purchases, cancellations or redemptions of partnership interests and certain one-time or non-recurring items, if any.

Since distributable earnings are calculated on a pre-tax basis, management intends to also report “post-tax distributable earnings” and “post-tax distributable earnings per fully diluted share”:

•	“Post-tax distributable earnings” are defined as pre-tax distributable earnings adjusted to assume that all pre-tax distributable earnings were taxed at the same effective rate.

•	“Post-tax distributable earnings per fully diluted share” are defined as post-tax distributable earnings divided by the weighted-average number of fully diluted shares for the period.

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In the event that there is a GAAP loss but positive distributable earnings, the distributable earnings per share calculation will include all fully diluted shares that would be excluded under GAAP to avoid anti-dilution, but will exclude quarterly interest expense, net of tax, associated with the convertible notes.

In addition to the quarterly dividend to our common stockholders, we expect to pay a pro rata distribution of net income to BGC Holdings founding/working partner and other units, including REUs, RPUs, PSUs and PSIs, and to Cantor for its noncontrolling interest. The amount of all of these payments is expected to be determined using the same definition of distributable earnings.

Employees who are holders of RSUs are granted pro-rata payments equivalent to the amount of dividends paid to common stockholders. Under GAAP, dividend equivalents on RSUs are required to be taken as a compensation charge in the period paid. However, to the extent that they represent cash payments made from the prior period’s distributable earnings, they do not dilute existing stockholders and are therefore excluded from the calculation of distributable earnings.

Distributable earnings is not meant to be an exact measure of cash generated by operations and available for distribution, nor should it be considered in isolation or as an alternative to cash flow from operations or income (loss) for fully diluted shares. We view distributable earnings as a metric that is not necessarily indicative of liquidity or the cash available to fund our operations.

Pre- and post-tax distributable earnings are not intended to replace the presentation of our GAAP financial results. However, management does believe that they will help provide investors with a clearer understanding of our financial performance and offer useful information to both management and investors regarding certain financial and business trends related to our financial condition and results of operations. Management believes that distributable earnings and the GAAP measures of our financial performance should be considered together.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” There is no public trading market for our Class B common stock, which is held by Cantor and CFGM. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our Class A common stock, as reported in the consolidated transaction reporting system.

We declared quarterly dividends of $0.09, $0.09, $0.08, $0.06, $0.14 and $0.14 for the first, second, third and fourth quarters of 2009 and the first and second quarters of 2010, respectively.

	High	Low
2010
First Quarter	$6.47	$3.72
Second Quarter	$6.97	$5.05
Third Quarter	$6.03	$4.69
Fourth Quarter (through October 11)	$6.95	$5.95

2009
First Quarter	$3.24	$1.40
Second Quarter	$4.05	$2.18
Third Quarter	$4.74	$3.78
Fourth Quarter	$5.66	$4.13

2008
First Quarter	$12.97	$10.62
Second Quarter	$12.11	$6.90
Third Quarter	$7.73	$3.35
Fourth Quarter	$4.59	$2.15

On October 11, 2010, the closing price of our Class A common stock on the Nasdaq Global Select Market was $6.59. As of October 11, 2010, there were 327 holders of record of our Class A common stock and two holders of record of our Class B common stock.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and

•

on an as adjusted basis to give effect to certain events occurring subsequent to June 30, 2010 through September 30, 2010 as described in the footnotes below, excluding the (i) the results of operations subsequent to June 30, 2010, (ii) 294,090 shares of our Class A common stock remaining to be sold pursuant to the June 2010 sales agreement, (iii) 5,500,000 shares of our Class A common stock that may be sold pursuant to the September 2010 sales agreement, and (iv) the request by the holders of approximately 830,000 limited partnership interests to exchange their units for an equal number of shares of our Class A common stock in connection with our partnership redemption and compensation restructuring program, as described further below in footnote (7).

This table should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are incorporated by reference into this prospectus.

	Actual as of June 30, 2010	As Adjusted(7)
	(in thousands)
Long-term indebtedness:
8.75% Convertible Senior Notes due 2015(1)	$150,000	$150,000
8.09% Secured Loan Arrangement	14,672	13,170
Redeemable partnership interest(2)	96,490	89,153
Noncontrolling interest(2)(3)	113,336	86,946

Stockholders’ Equity:
Class A common stock, par value $0.01 per share; 500,000 shares authorized, 81,354 shares issued and 63,889 shares outstanding on an actual basis; and 500,000 shares authorized, 85,830 shares issued and 67,898 outstanding on an as adjusted basis(2)(4)(6)	814	859
Class B common stock, par value $0.01 per share; 100,000 shares authorized and 25,848 shares issued and outstanding on an actual basis and an as adjusted basis	258	258
Additional paid-in-capital(2)(4)(5)	328,147	335,991
Treasury stock, at cost; 17,465 shares of Class A common stock on an actual basis; and 17,932 shares on an as adjusted basis (6)	(107,127)	(109,602)
Retained deficit	(15,610)	(15,610)
Accumulated other comprehensive loss	(4,912)	(4,912)

Total stockholders’ equity	201,570	206,984

Total capitalization	$576,068	$546,253

(1)	The 8.75% Convertible Senior Notes due 2015 are convertible by Cantor into 21,689,924 shares of our Class A common stock.
(2)	The change in “Redeemable partnership interest” in the “As Adjusted” column was attributable to the following:

•	On July 16, 2010, 164,086 founding partner units were exchanged for 164,086 shares of our Class A common stock;

•	On August 12, 2010, 400,000 founding partner units were exchanged for 400,000 shares of our Class A common stock;

•

On August 27, 2010 and August 31, 2010, BGC Holdings redeemed an aggregate of 214,176 and 325,400 founding partner units, respectively, held by three former founding partners, and Cantor exercised its right to purchase from BGC Holdings an equivalent number of Cantor units;

•

Redemptions of 344,208 founding partner units for cash, at a weighted-average purchase price of $5.22 per unit, in connection with our partnership redemption and compensation restructuring program since June 30, 2010;

•	On August 31, 2010, 325,400 working partner units were sold for cash to a partner;

•	On September 7, 2010, 520,230 founding partner units were exchanged for 520,230 shares of our Class A common stock; and

•	On September 30, 2010, 965,823 founding partner units were exchanged for 965,823 shares of our Class A common stock.

(3)	The change in “Noncontrolling interest” in the “As Adjusted” column was attributable to the events described in footnote (2) and the following:

•	Distributions paid by us to holders of limited partnership interests;

•	On August 16, 2010, 200,000 Cantor units were exchanged for 200,000 shares of our Class A common stock;

•

Redemptions of 1,289,474 limited partnership interests for cash, at a weighted-average purchase price of $5.22 per limited partnership interest, in connection with our partnership redemption and compensation restructuring program since June 30, 2010;

•	An increase related to the noncontrolling interest in Tower Bridge; and

•	On September 30, 2010, 463,528 limited partnership units were exchanged for 463,528 shares of our Class A common stock.

(4)	The change in “Class A common stock” in the “As Adjusted” column was attributable to the events described in footnotes (2) and (6) and the following:

•

Pursuant to the June 2010 sales agreement with CF&Co., we may sell up to 5,500,000 shares of our Class A common stock. Through June 30, 2010, we sold 3,230,000 shares of our Class A common stock pursuant to the June 2010 sales agreement. Since June 30, 2010, we have sold 1,975,910 additional shares of our Class A common stock pursuant to the June 2010 sales agreement, at a weighted-average net selling price of $5.13 per share for aggregate net proceeds of $10.1 million, resulting in 294,090 shares remaining to be sold pursuant to the June 2010 sales agreement;

•	On August 16, 2010, we issued 200,000 shares of our Class A common stock upon the exchange of 200,000 Cantor units;

•	We issued 139,702 net shares of our Class A common stock upon the vesting of RSUs since June 30, 2010; and

•	On September 30, 2010, 463,528 limited partnership units were exchanged for 463,528 shares of our Class A common stock.

(5)	The change in the “Additional paid-in-capital” in the “As Adjusted” column was attributable to the events described in footnotes (2) and (4) and the following:

•	On August 30, 2010, we paid a quarterly cash dividend of $0.14 per share to our common stockholders of record as of August 16, 2010; and

•	On August 12, 2010, 400,000 shares of our Class A common stock were donated to the Relief Fund by a founding partner in connection with our 2009 Charity Day.

(6)	The change in the “Treasury stock” in the “As Adjusted” column was attributable to the following:

•

On August 12, 2010, we repurchased 400,000 shares of our Class A common stock, at a price of $5.29 per share, which were donated to the Relief Fund by a founding partner in connection with our 2009 Charity Day;

•	On August 12, 2010, we repurchased 53,945 shares of our Class A common stock, at a price of $5.29 per share, from one of our executive officers; and

•	On September 20, 2010, we repurchased 12,981 shares of our Class A common stock, at a price of $5.68 per share, from a partner.

(7)	The “As Adjusted” column of this table does not include income statement activity for our third fiscal quarter ended September 30, 2010. This table does not include (i) 294,090 shares of our Class A common stock remaining to be sold pursuant to the June 2010 sales agreement and (ii) 5,500,000 shares of our Class A common stock that may be sold pursuant to the September 2010 sales agreement. This table also does not give effect to the request by the holders of approximately 830,000 limited partnership interests to exchange their units for an equal number of shares of our Class A common stock in connection with our partnership redemption and compensation restructuring program.

SELLING STOCKHOLDERS

In connection with the separation and merger, on April 1, 2008 Cantor granted to certain current and former Cantor partners distribution rights entitling such partners to receive over time from Cantor an aggregate of 33,371,740 shares of our Class A common stock. Since the merger, and through September 30, 2010, Cantor has distributed to such partners an aggregate of 13,531,266 distribution rights shares (2,175,626 of which are being offered and sold through this prospectus), and is scheduled to distribute the remaining 19,840,474 distribution rights shares (1,257,448 of which are being offered and sold through this prospectus) by April 1, 2011, or in some cases earlier upon the request of certain partners. Cantor may satisfy its distribution rights obligations by distributing to the partners shares of our Class A common stock owned by it, shares of Class A common stock acquired by it upon exchange of Cantor units owned by it, shares of Class A common stock acquired by it upon conversion of shares of our Class B common stock owned by it, or any other shares of Class A common stock now owned or hereafter acquired by it.

This prospectus relates to 3,433,074 distribution rights shares that Cantor acquired on May 28, 2010 upon exchange of 3,500,000 Cantor units issued to it in connection with the separation and merger (53,945 and 12,981 of which have been distributed by Cantor to one of our executive officers and to a partner, respectively, and repurchased by us). Of these 3,433,074 distribution rights shares, the 2,175,626 shares already distributed by Cantor may be offered and sold through this prospectus by the Individual Selling Stockholders identified in the table below, and the 1,257,448 shares remaining to be distributed by Cantor may be offered and sold through this prospectus by either Cantor at the direction and for the account of the Individual Selling Stockholders holding the related distribution rights, or by such Individual Selling Stockholders, who will be identified in a prospectus supplement to the extent required prior to the time of any offer or sale of such persons’ shares pursuant to this prospectus. Although nominally listed as a Selling Stockholder, Cantor will not be selling any shares for its own account through this prospectus.

This prospectus also relates to 61,817 shares of our Class A common stock that may be offered and sold by the Relief Fund through this prospectus. These 61,817 shares of our Class A common stock, as well as 138,183 other shares of our Class A common stock that are not being offered and sold through this prospectus, were donated by Cantor to the Relief Fund on August 16, 2010.

The table below provides Selling Stockholder information, which has been supplied by the Selling Stockholders currently offering and selling shares of our Class A common stock pursuant to this prospectus, concerning the beneficial ownership of our Class A common stock as of September 30, 2010 by such Selling Stockholders. Selling Stockholder information for each additional Selling Stockholder will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute or change the information contained in this prospectus, including the identities of Selling Stockholders and the number of shares registered on their behalf. The Selling Stockholders may sell all, some or none of such shares in this offering. See “Plan of Distribution.”

For more information regarding Cantor and any material relationship it has with us, see “Certain Relationships and Related Transactions” and “Management—Directors and Executive Officers” in our Annual Report on Form 10-K, incorporated herein by reference. For purposes of the table below, we have assumed that, following the completion of this offering, there will continue to be 67,897,837 shares of our Class A common stock outstanding.

Except as indicated in the footnotes to the table below, each of the Selling Stockholders listed below has sole voting and investment power with respect to all shares of our Class A common stock shown as beneficially owned by such person. The principal address of each of the Selling Stockholders is 499 Park Avenue, New York, New York 10022.

The table below does not include the 25,799,362 shares of our Class B common stock held by Cantor, which represents 99.8% of the total Class B common stock outstanding. Shares of our Class B common stock are convertible into shares of our Class A common stock at any time in the discretion of the holder on a one-for-one basis (subject to adjustment). In addition, the table does not include Cantor’s 58,500,000 rights to acquire shares of our Class B common stock upon exchange of Cantor units. As referenced in footnote (2) to the table below, a total of 64,372,866 Cantor units are exchangeable by Cantor with us at any time for shares of our Class B common stock (or, at Cantor’s option, or if there are no additional authorized but unissued shares of our Class B common stock, our Class A common stock) on a one-for-one basis (subject to adjustment). As of September 30, 2010, there were 58,500,000 authorized but unissued shares of our Class B common stock.

Each Individual Selling Stockholder listed in the table below is a current or former partner of Cantor. The determination of beneficial ownership of the shares of our Class A common stock held by each such person prior to and immediately after this offering includes ownership of the following, except as otherwise noted in footnotes to the table below:

•	shares of our Class A common stock that are issuable upon the exercise of options currently exercisable or exercisable within 60 days from September 30, 2010;

•	shares of our Class A common stock that are issuable upon the exchange of exchangeable limited partnership interests currently exchangeable or exchangeable within 60 days from September 30, 2010;

•	shares of our Class A common stock issuable upon the vesting of RSUs within 60 days from September 30, 2010; and

•	any other shares of our Class A common stock beneficially owned by such person.

	Shares of Class A Common Stock Beneficially Owned Prior to Offering				Shares of Class A Common Stock Being Sold in		Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
	Shares		%		Offering		Shares	%
Cantor Fitzgerald, L.P.(1)	113,119,600	(2)	62.9	%(3)	1,257,448	(4)	111,862,152	62.2	%(3)
Cantor Fitzgerald Relief Fund	61,817		*		61,817		—	*
William Alsford	3,499		*		1,684		1,815	*
Alex Anastasiou	1,749		*		842		907	*
Peter Angeli	24,908		*		22,103		2,805	*
Palin Archer	4,185		*		3,325		860	*
Anthony Argyropoulos	13,967		*		6,710		7,257	*
Craig Bannister	34,632		*		4,632		30,000	*
Brian Behrens	2,186		*		1,133		1,053	*
Didier Bensadoun	66,006		*		65,168		838	*
Peter Benyik	13,668		*		4,842		8,826	*
Ricardo Bernabei	5,796		*		378		5,418	*
Holly Bigmore	16,250		*		16,250		—	*
David Shawn Blakeslee	38,942		*		14,844		24,098	*
Ian A Blakeslee	1,838		*		1,667		171	*
Shawn Bragdon	43,150		*		35,086		8,064	*
William Breitschmid	6,802		*		6,802		—	*
Steve Brenner	33,826		*		17,974		15,852	*
Carter Brereton	15,384		*		15,384		—	*
Steven Cavaliere	52,557		*		4,632		47,925	*
Bert W. Chappell	6,953		*		6,953		—	*
Lester Chau	55,123		*		10,554		44,569	*
Haibo Chen	8,310		*		2,890		5,420	*
Kevin Joseph Clark	32,945		*		32,945		—	*
Michael Condelli	11,862		*		9,757		2,105	*
Craig Cummings	111,801		*		101,785		10,016	*
John Czarnowski	7,676		*		1,676		6,000	*
Daniel Davies	22,761		*		21,030		1,731	*
James Demarinis	4,262		*		1,256		3,006	*
Walter Donahue	131,524		*		20,305		111,219	*
Mike Dorbandt	12,030		*		4,308		7,722	*
Romain Duigou	32		*		24		8	*
Brian Edmonds	12,504		*		6,252		6,252	*
William Mervyn Emus	2,277		*		1,667		610	*
Jonathan Everett	10,001		*		10,001		—	*
Mark Fairhurst	90,314		*		3,929		86,385	*
Mark Falzone	132,422		*		132,422		—	*

	Shares of Class A Common Stock Beneficially Owned Prior to Offering				Shares of Class A Common Stock Being Sold in		Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
	Shares		%		Offering		Shares	%
Darren Fender	9,192		*		4,351		4,841	*
Joseph Finnerty	31,301		*		2,105		29,196	*
Wendall P. Flodeen	10,182		*		5,451		4,731	*
Kevin Foley	980,986		1.4	%(7)	105,986		875,000	1.3	%(7)
Randy Fowler	47,141		*		19,285		27,856	*
Jerome Frank	101,245		*		22,267		78,978	*
Stuart Fraser(5)	2,137,019	(6)	3.1	%(8)	623,957	(5)	1,513,062	2.2	%(8)
Andrew Gerald	47,243		*		19,340		27,903	*
Chris Gibson	99,962		*		20,083		79,879	*
Kathleen T. Giuggio	42,717		*		30,085		12,632	*
Thomas Hardman	3,340		*		3,340		—	*
Steve Hatch	4,050		*		2,100		1,950	*
Anthony Herbert	15,225		*		1,408		13,817	*
Jeffrey Hogan	225,132		*		34,961		190,171	*
David Hurley	2,158		*		2,007		151	*
Patrick Jelfs	127,114		*		24,867		102,247	*
Darren Jones	2,807		*		2,807		—	*
Riley Jones	2,214		*		1,372		842	*
Ricky Kam	1,274		*		1,193		81	*
John Kersse	7,053		*		1,904		5,149	*
Robert Kitchin	47,841		*		3,841		44,000	*
Charles Knott	20,739		*		18,910		1,829	*
David Kravette	120,221		*		112,421		7,800	*
Ryan Lallas	1,684		*		842		842	*
Stephen Larrabee	29,028		*		8,421		20,607	*
Edwin Kwok Hung Lau	5,771		*		1,193		4,228	*
Edward Laux	31,830		*		28,882		2,948	*
Shuk Wai Li	15,395		*		4,987		10,408	*
Grace Lok	5,421		*		1,193		4,228	*
Angus Mackay	1,188		*		1,188		—	*
Patrick Malcolm	5,590		*		3,763		1,827	*
John Manning	58,486		*		21,234		37,252	*
Anne Stratford Martin	7,478		*		5,608		1,870	*
Daniel Martin	3,368		*		842		2,526	*
Susan McBride	16,989		*		9,202		7,787	*
Gerald McFadden	226,714		*		36,154		190,560	*
Sean McGee	6,772		*		5,719		1,053	*
Ryan McNairy	3,368		*		842		2,526	*
Barry P. McTiernan	16,081		*		8,711		7,370	*
Eric Meyer	10,790		*		2,374		8,416	*
William M. Millar	40,071		*		27,014		13,057	*
Francis Hing Chung Mok	10,995		*		1,193		9,802	*
Robert A. Moore	23,592		*		18,328		5,264	*
Craig Morse	15,430		*		1,188		14,242	*
Gregg Mullen	17,329		*		3,444		13,885	*
John Nealon	33,792		*		8,448		25,344	*
Lim Wah Parade Ng	5,421		*		1,193		4,228	*
Francois Ngo	1,412		*		353		1,059	*
Phil Norton	109,798		*		24,964		84,834	*
Peck Guan David Ong	1,103		*		1,103		—	*
Robert L. Pellati	4,973		*		4,741		232	*
Stephen Pledger	10,668		*		2,070		8,598	*

	Shares of Class A Common Stock Beneficially Owned Prior to Offering		Shares of Class A Common Stock Being Sold in	Shares of Class A Common Stock Beneficially Owned Immediately Following Offering
	Shares	%	Offering	Shares	%
Ryan Quinn	15,246	*	12,719	2,527	*
David A. Rosmarin	18,596	*	12,187	6,409	*
John Rudolph	129,856	*	129,350	506	*
Tadashi Sasamoto	47,326	*	9,447	37,879	*
James Shaffer	46,421	*	10,213	36,208	*
Michael Secretan	186,566	*	18,705	167,861	*
Won Geun Shin	10,564	*	2,280	8,284	*
John C. Talanian	32,638	*	30,953	1,685	*
Patrick Troy	230,632	*	29,790	200,842	*
Thierry Vergeau	33,626	*	7,300	26,326	*
Harry Waizer	39,726	*	12,606	27,120	*
Raymond Walton	2,178	*	2,178	—	*
Arnoud Witrand	37,264	*	7,453	29,811	*

*	Less than 1%.
(1)	Cantor has pledged to us, pursuant to a Pledge Agreement, dated as of July 26, 2007, such number of shares of our Class A common stock and our Class B common stock as equals 125% of the principal amount of the loan outstanding on any given date, as security for loans we agreed to make to Cantor from time to time. In September 2008, we were authorized to increase the amount available under the secured loan and Pledge Agreement with Cantor from up to $100.0 million to all excess cash other than that amount needed for regulatory purposes, and to also accept, as security, pledges of any securities in addition to pledges of our Class A common stock or Class B common stock provided for under the original secured loan and Pledge Agreement. As of September 30, 2010, there was no loan amount outstanding, and there are no shares of our Class A or Class B common stock pledged under the Pledge Agreement.
(2)	Consists of (i) 1,257,448 shares of our Class A common stock, (ii) 25,799,362 shares of our Class A common stock acquirable upon conversion of 25,799,362 shares of our Class B common stock, (iii) 64,372,866 shares of our Class A common stock acquirable upon exchange of 64,372,866 Cantor units (or, upon conversion of 58,500,000 shares of our Class B common stock and 5,872,866 shares of our Class A common stock acquirable upon exchange of 64,372,866 Cantor units) and (iv) 21,689,924 shares of our Class A common stock acquirable upon conversion of the convertible notes.
(3)	Percentage based on (i) 67,897,837 shares of our Class A common stock outstanding, (ii) 25,799,362 shares of our Class A common stock acquirable upon conversion of 25,799,362 shares of our Class B common stock, (iii) 64,372,866 shares of our Class A common stock acquirable upon exchange of 64,372,866 Cantor units (or, upon conversion of 58,500,000 shares of our Class B common stock and 5,872,866 shares of our Class A common stock acquirable upon exchange of 64,372,866 Cantor units) and (iv) 21,689,924 shares of our Class A common stock acquirable upon conversion of the convertible notes.
(4)	All of these 1,257,448 shares are scheduled to be distributed by Cantor to Individual Selling Stockholders pursuant to distribution rights. Until these shares are actually distributed by Cantor to such persons, or sold by Cantor at the direction and for the account of such persons, they will be reflected as being beneficially owned by Cantor. None of these 1,257,448 shares is currently being offered and sold pursuant to this prospectus by or for the account of identified Individual Selling Stockholders. Selling Stockholder information for such additional Individual Selling Stockholders who beneficially own any of these 1,257,448 distribution rights shares included in this prospectus will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such persons’ shares pursuant to this prospectus.
(5)	Mr. Fraser holds the 623,957 shares of our Class A common stock through Lord Lovat, Inc., which we refer to as “Lord Lovat.” Mr. Fraser is the sole stockholder of Lord Lovat.

(6)	Consists of (i) 1,639,566 shares of our Class A common stock held by Lord Lovat, (ii) 27,431 shares of our Class A common stock owned of record by trusts for the benefit of Mr. Fraser’s children, and (iii) 124,992 and 345,030 distribution rights shares deliverable by Cantor to Mr. Fraser and trusts for the benefit of Mr. Fraser’s children, respectively, as of April 1, 2010, the receipt of which has been deferred.
(7)	Percentage based on (i) 67,897,837 shares of our Class A common stock outstanding and (ii) 875,000 shares of our Class A common stock that are issuable upon the exercise of options currently exercisable or exercisable within 60 days.
(8)	Percentage based on 67,897,837 shares of our Class A common stock outstanding.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. Copies of our certificate of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Our Capital Stock

The following descriptions of our Class A common stock, Class B common stock, preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified in their entirety by reference to our certificate of incorporation and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and applicable law. Our certificate of incorporation and bylaws are each an amendment and restatement of the eSpeed certificate of incorporation and bylaws.

Our authorized capital stock consists of 600 million shares of common stock, consisting of 500 million shares of Class A common stock, par value $0.01 per share, and 100 million shares of Class B common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

As of September 30, 2010, there were 67,897,837 shares of our Class A common stock outstanding and 25,848,107 shares of our Class B common stock outstanding. The holders of our Class A common stock are generally entitled to one vote per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class A common stock to approximately 20.8% of our voting power, and do not have cumulative voting rights. Our Class B common stock entitles holders to ten votes per share on all matters to be voted upon by the stockholders as a group, to 79.2% of our voting power, and does not have cumulative voting rights. Cantor and CFGM, the managing general partner of Cantor, and an entity controlled by our Chairman and Chief Executive Officer, Howard W. Lutnick, are the only holders of our Class B common stock. Our Class B common stock generally votes together with our Class A common stock on all matters submitted to the vote of our common stockholders.

Each share of Class A common stock is equivalent to a share of Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Price Range of Class A Common Stock” and “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of Class A common stock and holders of Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Our certificate of incorporation provides that each share of the Class B common stock is convertible at any time, at the option of the holder, into one share of the Class A common stock. Each share of the Class B common stock will automatically convert into a share of the Class A common stock upon any sale, pledge or other transfer, which we refer to as a “transfer,” whether or not for value, by the initial registered holder, other than any transfer by the initial holder to (1) Cantor, (2) any entity controlled by Cantor or by Mr. Lutnick and (3) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives.

Any holder of shares of our Class B common stock may pledge his, her or its shares of Class B common stock, as the case may be, to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge meeting these requirements, the pledged shares will not be converted automatically into shares of the Class A common stock. If the pledged shares of the Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of Class A common stock upon the occurrence of that action. The automatic conversion provisions in our certificate of incorporation may not be amended, altered, changed or repealed without the approval of the holders of a majority of the voting power of all outstanding shares of the Class A common stock.

Shares of the Class A common stock are not subject to any conversion right. None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. All outstanding shares of Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors will have the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation, Bylaws and Convertible Notes

Some provisions of the Delaware General Corporation Law, which we refer to as the “DGCL,” and our certificate of incorporation, bylaws and convertible notes could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also primarily designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, or was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time the Class A common stock was traded on the Nasdaq Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of Class A common stock held by stockholders.

Certificate of Incorporation and Bylaws

Our bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board of directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is held by Cantor and CFGM. In addition, our certificate of incorporation permits us to issue “blank check” preferred stock.

Our bylaws require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our bylaws provide that all amendments to our bylaws must be approved by either the holders of a majority of the voting power of all outstanding capital stock entitled to vote or by a majority of our board of directors.

Convertible Notes

Pursuant to the terms of our convertible notes, holders of our convertible notes will have the right to require us to repurchase all or a portion such notes upon the occurrence of a “fundamental change” (as defined in the Indenture governing the convertible notes) at 100% of their principal amount, plus accrued and unpaid interest. In addition, if a “make-whole fundamental change occurs” (as defined in the Indenture governing the convertible notes) prior to maturity of the convertible notes, under certain circumstances we will increase the conversion rate by a number of additional shares of our Class A common stock for convertible notes converted in connection with such “make-whole fundamental change.” The fundamental change purchase rights and the provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes may in certain circumstances delay or prevent a takeover of us and/or the removal of incumbent management that might otherwise be beneficial to investors. In addition, to the extent that Cantor or its affiliates continue to hold the convertible notes, these provisions may enhance Cantor’s control of us even if Cantor were to reduce its voting power in us by, among other things, converting shares of our Class B common stock held by it into shares of our Class A common stock or selling or distributing shares of our Class A common stock.

Corporate Opportunity

Our certificate of incorporation provides that no Cantor Company (as defined below) or any of the representatives (as defined below) of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders. To the extent that any representative of a Cantor Company also serves as our director or officer, such person will owe fiduciary duties to us in his or her capacity as our director or officer. In addition, none of any Cantor Company or any of their representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us, or doing business with any of our clients or customers.

If a third party presents a corporate opportunity (as defined below) to a person who is a representative of ours and a representative of a Cantor Company, expressly and solely in such person’s capacity as a representative of us, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that person has to us;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to the corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached such person’s duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

A Cantor Company may pursue such a corporate opportunity if we decide not to.

If a corporate opportunity is not presented to a person who is both a representative of ours and a representative of a Cantor Company and, expressly and solely in such person’s capacity as a representative of us, such person will not be obligated to present the corporate opportunity to us or to act as if such corporate opportunity belongs to us, and such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of us with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to such corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached a duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom.

For purposes of the above:

•	“Cantor Company” means Cantor and any of its affiliates (other than, if applicable, the Company and its affiliates);

•	“representatives” means, with respect to any person, the directors, officers, employees, general partners or managing member of such person; and

•

“corporate opportunity” means any business opportunity that we are financially able to undertake that is, from its nature, in our lines of business, is of practical advantage to us and is one in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunity, the self-interest of a Cantor Company or their respective representatives will be brought into conflict with our self-interest.

Corporate Governance Matters

See “Certain Relationships and Related Transactions, and Director Independence—The Merger and the Merger Agreement—Corporate Governance Matters,” “Certain Relationships and Related Transactions, and Director Independence —The Merger and the Merger Agreement—Amendment and Waiver” and “Certain Relationships and Related Transactions, and Director Independence—Separation Agreement” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which we incorporate herein by reference.

Other Rights

See “Certain Relationships and Related Transactions, and Director Independence—Separation Agreement—New BGC Partners” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which we incorporate herein by reference.

Registration Rights

We entered into a registration rights agreement with Cantor dated December 9, 1999 in connection with eSpeed’s formation. We also assumed in connection with the merger the obligations of BGC Partners OldCo under its registration rights agreement with Cantor dated March 31, 2008. For a description of such registration rights available to Cantor, see “Certain Relationships and Related Transactions, and Director Independence—Registration Rights Agreements” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which we incorporate herein by reference. In addition, in connection with the issuance of the convertible notes to Cantor, we entered into a registration rights agreement with Cantor dated April 1, 2010. For a description of these additional registration rights available to Cantor, see our Current Report on Form 8-K filed with the SEC on April 7, 2010, which we incorporate herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of certain U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our Class A common stock should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

In general, any distribution we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation, which we refer to as an “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our Class A common stock. We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we were or were to become a USRPHC at any time during the applicable period, however, any gain recognized on a sale or other disposition of our Class A common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding with respect to dividends paid on our Class A common stock to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our Class A common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells or otherwise dispose of its shares of our Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Recent Legislative Developments Potentially Affecting Taxation of Class A Common Stock Held by or Through Foreign Entities

Legislation recently enacted by the United States Congress will generally impose a withholding tax of 30% on dividends paid on our Class A common stock and the gross proceeds of a sale or other disposition of our Class A common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30% on dividends paid on our Class A common stock and the gross proceeds of a sale or other disposition of our Class A common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of our Class A common stock may be eligible for refunds or credits of such taxes. The legislation will be effective for amounts paid after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

PLAN OF DISTRIBUTION

Of the 3,494,891 shares of our Class A common stock included in this prospectus, 3,433,074 shares have been or are scheduled to be distributed by Cantor to certain current and former Cantor partners pursuant to distribution rights that were granted by Cantor to such partners on April 1, 2008 in connection with the separation and the merger. Of these 3,433,074 distribution rights shares, 2,175,626 shares were distributed by Cantor to partners on September 29, 2010, and the remaining 1,257,448 shares are scheduled be distributed by Cantor to partners in the future. The 2,175,626 shares already distributed by Cantor may be offered and sold through this prospectus by the Individual Selling Stockholders identified in this prospectus, and the 1,257,448 shares remaining to be distributed by Cantor may be offered and sold through this prospectus by either Cantor at the direction and for the account of the Individual Selling Stockholders holding the related distribution rights, or by such Individual Selling Stockholders, who will be identified in a prospectus supplement to the extent required prior to the time of any offer or sale of such persons’ shares pursuant to this prospectus. Although nominally listed as a Selling Stockholder, Cantor will not be selling any shares for its own account through this prospectus. The remaining 61,817 shares of our Class A common stock included in this prospectus were donated by Cantor on August 16, 2010 to the Relief Fund and may be offered and sold by the Relief Fund through this prospectus.

The primary purpose of this prospectus is to meet the expectations of the Individual Selling Stockholders that they will receive registered distribution rights shares. An additional purpose of this prospectus is to enable the Relief Fund to offer and sell through this prospectus 61,817 shares of Class A common stock donated to it by Cantor. The Selling Stockholders may sell the shares of Class A common stock included in this prospectus from time to time directly to purchasers, through underwriters, to dealers, or through agents, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at privately negotiated prices.

The Selling Stockholders may sell some or all of the shares of Class A common stock included in this prospectus by or through a broker-dealer in one or more, or a combination, of the following methods:

•	purchases by the broker-dealer as principal, and resale by the broker-dealer for its account;

•	a block trade in which the broker-dealer may attempt to sell the shares as agent, but may resell all or a portion of the block as principal in order to facilitate the transaction; or

•	transactions in which the broker-dealer as agent solicits purchasers and ordinary brokerage transactions by the broker-dealer as agent.

The Selling Stockholders may enter into hedging, option, loan, pledge, or other types of derivative or monetization transactions with respect to the shares of Class A common stock included in this prospectus, such as lending or pledging such shares to a broker-dealer, bank, or other third party, which may become a Selling Stockholder and sell such shares through this prospectus.

The Selling Stockholders may directly make offers to sell the shares of Class A common stock to, or solicit offers to purchase the shares of Class A common stock from, purchasers from time to time. If required, the prospectus supplement related to any such offering by the Selling Stockholders will set forth the terms of such offering.

The Selling Stockholders may sell the shares of Class A common stock included in this prospectus from time to time to one or more underwriters, which would purchase the shares as principal for resale to purchasers, on a firm-commitment or other basis. If the Selling Stockholders sell shares of the Class A common stock to underwriters, they may execute an underwriting agreement with them at the time of sale and will name them in the prospectus supplement related to any such offering. In connection with those sales, underwriters may be deemed to have received compensation from the Selling Stockholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares of Class A common stock for which they may act as agents. Underwriters may resell the shares of Class A common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for which they may act as agents. The prospectus supplement related to any such offering will include any required information about underwriting compensation to be paid to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with such offering.

From time to time, the Selling Stockholders may sell the shares of Class A common stock included in this prospectus to one or more dealers acting as principals. If required, the prospectus supplement related to any such offering will name such dealers, and will include information about any compensation paid to the dealers, in such offering. The dealers, which may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell the shares to purchasers.

The Selling Stockholders may also designate broker-dealers as agents from time to time to solicit offers from purchasers to purchase the shares of Class A common stock, or to sell the shares of Class A common stock in ordinary brokerage transactions, on their behalf. If required, the prospectus supplement related to any such offering will name such agents, and will include information about any commissions paid to the agents, in such offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act in such offering.

Each of the Selling Stockholders may be deemed to be an “underwriter” as that term is defined in the Securities Act, and any profit on the sale of the shares by such Selling Stockholder may be deemed to be “underwriting discounts or commissions” under the Securities Act. We have informed the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market or otherwise.

In connection with a firm commitment offering, the underwriters may purchase and sell shares of the Class A common stock included in this prospectus in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of the Class A common stock than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while an offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares of the Class A common stock sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on or through the Nasdaq Global Select Market, the existing trading market for our Class A common stock, or in the over-the-counter market or otherwise.

The Selling Stockholders or their underwriters, broker-dealers, or agents may make sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Global Select Market, the existing trading market for our Class A common stock, or in the over-the-counter market or otherwise.

Any underwriters, broker-dealers, or agents offering the shares of Class A common stock included in this prospectus will not confirm sales to any accounts over which they or their affiliates exercise discretionary authority without the prior approval of the customer.

Underwriters, broker-dealers, agents and other persons may be entitled, under agreements that they may enter into with the Selling Stockholders or the Company, to indemnification by them against certain liabilities, including liabilities under the Securities Act, in connection with an offering of the shares of Class A common stock included in this prospectus.

We have agreed to pay the expenses of the registration of the shares of our Class A common stock being registered under the registration statement of which this prospectus forms a part, including, but not limited to, all registration and filing fees, and fees and expenses of our counsel and our accountants. The Selling Stockholders will pay any underwriting discounts, commissions and transfer taxes applicable to the shares of Class A common stock sold by them through this prospectus.

In return for our agreement to include in the registration statement of which this prospectus forms a part the shares of our Class A common stock to be offered for sale by the Individual Selling Stockholders and to pay the expenses of the registration of such shares, we have required that the Individual Selling Stockholders be subject to any restrictions on sale imposed by us from time to time, including, without limitations, with respect to blackout periods for sales, volume limitations, manner of sale restrictions or otherwise.

As a result of the requirements of the Financial Industry Regulatory Authority, which we refer to as “FINRA,” the maximum discount, concession or commission to be received by any FINRA member or independent broker-dealer may not be greater than eight percent (8%) of the gross proceeds received by the Selling Stockholders for the sale of any of the shares of Class A common stock included in this prospectus.

Any of the shares of Class A common stock included in this prospectus held by the Selling Stockholders that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. If any Selling Stockholder sells pursuant to Rule 144, such Selling Stockholder will not be deemed to be an “underwriter” as that term is defined in the Securities Act and will not be subject to the prospectus delivery requirements of the Securities Act with respect to such sales.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered pursuant to this prospectus has been passed upon for us by Stephen M. Merkel, our Executive Vice President, General Counsel and Secretary. Mr. Merkel’s address is c/o BGC Partners, Inc., 499 Park Avenue, New York, New York 10022. As of September 30, 2010, Mr. Merkel owned (i) 510,000 shares of our Class A common stock subject to options currently outstanding and exercisable or exercisable within 60 days, (ii) 8,872 shares of our Class A common stock held directly by Mr. Merkel, (iii) 7,489 shares of our Class A common stock held in Mr. Merkel’s 401(k) account, (iv) 2,250 shares of our Class A common stock beneficially owned by Mr. Merkel’s spouse, (v) 3,369 shares of our Class A common stock receivable from Cantor pursuant to distribution rights held by Mr. Merkel, (vi) 3,268 RSUs vesting within 60 days and (vii) 150,137 non-exchangeable REUs having an aggregate post-termination amount of $927,500. Mr. Merkel is also the Executive Managing Director, General Counsel and Secretary of Cantor and CF&Co., a limited partner in Cantor, and the Vice President and Secretary of CFGM.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, has audited the consolidated financial statements and financial statement schedules of BGC Partners, Inc. as of December 31, 2009 and 2008 and for the two years ended December 31, 2009 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the effectiveness of internal control over financial reporting of BGC Partners, Inc. as of December 31, 2009, as stated in their reports, which are incorporated by reference in this prospectus. Such consolidated financial statements and financial statement schedules of BGC Partners, Inc. are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, cash flows, and changes in equity of BGC Partners, Inc. and subsidiaries, for the year ended December 31, 2007, and the related financial statement schedule, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein. Such consolidated financial statements and financial statement schedule are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These filings are also available to the public from the SEC’s website at www.sec.gov.

Our website address is www.bgcpartners.com. Through our website, we make available, free of charge, the following reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D filed on behalf of Cantor, our directors and our executive officers; and amendments to those filings. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 16, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 filed on May 10, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 9, 2010;

•	our Current Report on Form 8-K filed on March 3, 2010;

•	our Current Report on Form 8-K filed on March 25, 2010;

•	our Current Report on Form 8-K filed on March 31, 2010;

•	our Current Report on Form 8-K filed on April 7, 2010;

•	our Current Report on Form 8-K filed on April 30, 2010;

•	our Current Report on Form 8-K filed on June 2, 2010;

•	our Current Report on Form 8-K filed on July 1, 2010 (other than as indicated therein);

•	our Current Report on Form 8-K filed on August 4, 2010 (other than as indicated therein);

•	our Current Report on Form 8-K filed on September 3, 2010;

•	our Registration Statement on Form 8-A filed on November 18, 1999;

•	our Amendment No. 1 to Registration Statement on Form 8-A/A filed on March 7, 2001; and

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all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission file number 0-28191) after (i) the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) the date of this prospectus and before the completion of the offerings of the shares described in this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain copies of these documents, at no cost to you, from our website (www.bgcpartners.com), or by writing or telephoning us at the following address:

Investor Relations

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

(212) 610-2200

BGC PARTNERS, INC.